UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated November 12, 2021

Item 1

PRESS RELEASE

Millicom (Tigo) to acquire full control of Tigo Guatemala

Luxembourg, November 12, 2021 - Millicom announced today that it has signed an agreement to acquire the remaining 45% equity interest in its joint venture businesses in Guatemala (collectively, “Tigo Guatemala”) from our local partner for $2.2 billion in cash. The transaction was signed today and is expected to close later today. As a result, Millicom will own a 100% equity interest in Tigo Guatemala. The transaction is expected to be significantly and immediately accretive to Millicom’s cash flow and net income and to increase Millicom’s equity free cash flow1 by approximately $200 million before incremental financing costs.

Bridge financing to fund the transaction is being provided by a group of leading international banks. Millicom intends to refinance the bridge with the planned issuance of approximately $1.5 billion of new long-term debt, and approximately $750 million of new equity via a rights offering2 expected for Q1 2022. Giving effect to the transaction and the planned equity offering, Millicom’s leverage1 is expected to be approximately 3.1x in Q1 2022 and to continue to decline thereafter towards the company’s leverage target of 2.0x.

With this transaction, Millicom consolidates its position as the leading telecommunication service provider in Central America.

Millicom CEO Mauricio Ramos said: “We are delighted to have signed this agreement to consolidate a 100% ownership position in Tigo Guatemala, one of our most successful businesses. The transaction is right in line with our stated inorganic capital allocation strategy, which includes the acquisition of the remaining minority interests owned by third parties in our operations, when those transactions can be executed in an accretive manner.”

“We thank our partners for their important role developing Tigo Guatemala and for the support for this transaction. For Millicom, this new investment reflects our continued confidence in the thriving economy of Guatemala and our renewed commitment to the digital transformation of its society. Hand in hand with the vision and strong commitment of our team of more than 3,100 employees in the country, we will continue to build the digital highways that connect people, improve lives,

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1 Non-IFRS measure. Please refer to millicom.com/investors/reporting-center for non-IFRS disclosures and reconciliations to the nearest equivalent IFRS measures.

2 With preferential rights for existing shareholders. Further information on the rights issue will be disclosed at a later date.

PRESS RELEASE

and develop communities all throughout Guatemala,” Ramos added.

He finished by saying that: “With this transaction, we will transform the financial profile of Millicom, significantly increase our cash flow and net income and greatly simplify our structure.”

About Tigo Guatemala

As of September 30, 2021, Tigo Guatemala was the leading mobile player with 11.6 million subscribers, the leading broadband internet provider with 392,000 subscribers, and the second largest pay TV provider with 567,000 customers. Tigo Guatemala is the most profitable business within the Millicom Group, with an EBITDA margin above 51%. In addition, Tigo Guatemala also owns extensive infrastructure assets, including approximately 4,400 towers, two tier 3 data centers, and more than 21,000 km of fiber.

In 2020, Tigo Guatemala revenue grew 4.8% to $1.5 billion, EBITDA rose 4.0% to $778 million, operating cash flow (“OCF”) increased 3.9% to $597 million, and equity free cash flow after leases (“EFCF”) was $360 million. Based on its robust financial and operating performance in the first nine months of 2021, Tigo Guatemala’s financial targets3 for full year 2021 are:

•	Revenue of about $1.6 billion, up 6% year-over-year;

•	EBITDA of $850 million, implying an EBITDA margin of 53% and growth of 9%;

•	OCF (EBITDA less Capex) of $650 million, implying an OCF margin of 41% and growth of 9%;

•	EFCF after leases of approximately $450 million, implying growth of 25%; and

•	Net income of approximately $350 million, up 32%.

Based on Tigo Guatemala’s full year 2021 targets2, the purchase price implies the following valuation multiples: EFCF yield of around 9.0%, EV/OCF of 8.2x, and EV/EBITDA of 6.2x. As a result of the transaction, Millicom will fully consolidate Tigo Guatemala’s results and balance sheet.

Millicom management will host a video conference call to discuss the transaction on November 12, 2021 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the interactive event is required at the following link. After registering, you will receive a confirmation email containing details about joining the video conference. Participants who wish to ask a question during the live event must notify the Investor Relations team via email to investors@millicom.com after the start of the event. Participants may also join the conference in listen-only mode by dialing

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3 Before incremental costs related to the transaction.

PRESS RELEASE

any of the following numbers and entering the Webinar ID: 842 7814 8770:

US: +1 929 205 6099	Sweden: +46 850 539 728
UK: +44 330 088 5830	Luxembourg: +352 342 080 9265

Additional international numbers are available at the following link. Presentation slides detailing the transaction are available on the company’s website at: http://www.millicom.com/investors/presentations.

For further information, please contact

Press: Vivian Kobeh, Director Corporate Communications +1-786-628-5300 press@millicom.com Yocasta Valdez, Group Manager Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Director Investor Relations +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 01:45 CET on November 12, 2021.

PRESS RELEASE

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks

PRESS RELEASE

described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals. In respect of the segments Latam or Africa it is shown after the allocation of Corporate Costs and inter-company eliminations.

EBITDA after Leases (EBITDAaL) represents EBITDA excluding lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

PRESS RELEASE

Net debt is Debt and financial liabilities less cash and pledge and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Proportionate financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage after leases is the ratio of proportionate net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Equity Free Cash Flow after Leases (EFCFaL) is EFCF, less lease principal repayments.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2020 Annual Report for a list and description of non-IFRS measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: November 12, 2021